ProFrac Holding Corp.

333 Shops Boulevard, Suite 301

Willow Park, Texas 76087

(254) 776-3722

May 11, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Kevin Dougherty

Re:	ProFrac Holding Corp.

Withdrawal of Company Acceleration Letter dated May 10, 2022 and New Request for Acceleration for Registration Statement on Form S-1 (as amended)

File No. 333-261255

Ladies and Gentlemen:

ProFrac Holding Corp., a Delaware corporation (the “Company”), hereby respectfully requests withdrawal of its acceleration request dated May 10, 2022 relating to the effectiveness of its Registration Statement on Form S-1 (File No. 333-261255), originally filed on May 10, 2022. The Company is submitting a new acceleration request as provided herein.

The Company hereby requests acceleration of the effective date of its Registration Statement to 9:00 A.M., Washington, D.C. time, on May 12, 2022, or as soon as practicable thereafter.

Please contact Scott D. Rubinsky of Vinson & Elkins L.L.P., special counsel to the Company, at (713) 758-3287, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter. Thank you for your assistance in this matter.

[Signature Page Follows]

Securities and Exchange Commission

May 11, 2022

Very truly yours,

PROFRAC HOLDING CORP.

By:	/s/ Lance Turner
Name:	Lance Turner
Title:	Chief Financial Officer

cc:	Robert Willette, ProFrac Holding Corp.

Michael S. Telle, Vinson & Elkins L.L.P.

Scott D. Rubinsky, Vinson & Elkins L.L.P.

[Signature Page to Company Acceleration Request]